Exhibit # 1

“SAVE GRAFTECH" DETAILS CORPORATE GOVERNANCE CONCERNS WITH INCUMBENT GRAFTECH BOARD

Urges Shareholders to Send Strong Message by Voting BLUE Proxy Card FOR

Karen Finerman, David Jardini and Nathan Milikowsky

NEW YORK, May 13, 2014 – Save GrafTech, an investor group led by Nathan Milikowsky, a holder of over 11.2% of the common stock of GrafTech International Ltd. (NYSE:  GTI), today detailed certain corporate governance concerns with GrafTech’s incumbent Board of Directors. Save GrafTech’s concerns include: 1) a defamation lawsuit recently filed against GrafTech by a former director, 2) the lack of any written report documenting the findings of the GrafTech Special Committee investigation into Nathan Milikowsky’s prior Board service, and 3) the Board’s refusal to settle the proxy contest on a reasonable basis.

Michael Nahl Lawsuit Against GrafTech for Defamation

On May 7, 2014, former GrafTech director Michael Nahl filed a lawsuit against GrafTech stating that the Company’s April 14 Proxy Statement contained “false and defamatory statements regarding Mr. Nahl,” specifically that the Company accused him of “corruption, dishonesty, conflict-of-interest, and breaches of fiduciary duty in discharging his duties as a director of GrafTech.”

The lawsuit describes the incumbent Board’s false accusations against Mr. Nahl and the Board’s “reckless disregard for the truth” in refusing to correct its proxy statement after Mr. Nahl notified GrafTech in writing of the false and defamatory nature of the statements contained therein.

As the lawsuit explains, “These defamatory allegations about Mr. Nahl are motivated by the incumbent Board members’ desire to ‘win’ a highly publicized, acrimonious ‘proxy contest’ they are now waging against Nathan Milikowsky – and their desire to smear Mr. Milikowsky (and those who associated with him) in the minds of the GrafTech shareholders who are being asked to vote their shares in that proxy contest.”

GrafTech’s Spurious Special Committee Investigation

In early 2012, just over a year after Mr. Milikowsky had been appointed to GrafTech’s Board and in the midst of a multi-year stock price decline, he began raising concerns to the Board and management and advocating specific corrective actions, eventually including replacing Craig Shular as CEO. In September 2012, GrafTech’s Board formed a Special Committee to investigate an alleged leak of confidential information and, in doing so, labeled Mr. Shular and certain other executives “whistleblowers” who could not be terminated for any reason for a period of time.

At the conclusion of the Special Committee’s investigation in March 2013, Mr. Milikowsky was told he would not be renominated to GrafTech’s Board. He was never interviewed in connection with the investigation. The findings of the investigation were never shared with Mr. Milikowsky and have never been publicly disclosed. ISS stated in an updated research report, “…an investigatory report was apparently neither written, according to the board, nor made available to Milikowsky for his response….”

Independent Third Party Review of Investigation

On April 13, 2014 Save GrafTech proposed an agreement to settle the proxy contest which included an independent, third party review of the Special Committee’s findings. The Company promptly rejected Save GrafTech’s offer and instead proposed Mr. Milikowsky’s appointment to the Board be contingent on a new litigation-oriented investigation by another law firm, which we believe would take a minimum of two years to complete.

Commenting on GrafTech’s rejection of Save GrafTech’s settlement proposal, Mr. Milikowsky said, “As settlement negotiations had reached an impasse in early April, we proposed having an independent law firm review the undisclosed findings of the Special Committee’s prior investigation. GrafTech’s immediate rejection of this eminently reasonable offer clearly betrayed the Board’s lack of confidence in the ‘findings’ of its own Special Committee investigation, which was the pretext for excluding me from continuing to serve as a director in 2013.”

On April 19, 2014, Nathan Milikowsky emailed a representative of Royce & Associates regarding a previous meeting. The email was filed with the Securities and Exchange Commission on April 22, 2014 under cover of DFAN14A. Subsequently, Mr. Milikowsky received a letter from Royce disagreeing with the description of the meeting. In particular, Royce denied suggesting an independent review and asserted that the only question asked of Mr. Milikowsky during the meeting was whether it was appropriate for Mr. Milikowsky to be a director. Mr. Milikowsky continues to believe that his description of the meeting is accurate.

Save GrafTech’s proxy statement and presentation are available at www.sec.gov and www.SaveGrafTech.com. Save GrafTech urges shareholders to vote the BLUE proxy card FOR all three of Save GrafTech’s director nominees today.

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the BLUE proxy card,

or need additional assistance, please contact the firm assisting us in the proxy solicitation:

D.F. King & Co., Inc.
Shareholders Call Toll-Free: (800) 628-8532

Banks and Brokers Call Collect: (212) 269-5550
Email: savegraftech@dfking.com

IMPORTANT
We urge you NOT to sign any WHITE proxy card sent to you by GRAFTECH

Media:

George Sard/Renée Soto/Jared Levy

Sard Verbinnen & Co

(212) 687-8080

On April 15, 2014 Nathan Milikowsky, Daniel Milikowsky, NM GTI Investments LLC, The Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc., and The Rebecca and Nathan Milikowsky Family Foundation (collectively, “Save GrafTech”) filed with the Securities and Exchange Commission (the “SEC”) and began distributing to the stockholders of GrafTech International, Ltd. (the “Company”) a definitive proxy statement and form of proxy (the “Proxy Statement”) in connection with the Company’s 2014 annual meeting of stockholders. SAVE GRAFTECH STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO REFER TO THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE SAVE GRAFTECH’S PARTICIPANTS IN SUCH PROXY SOLICITATION. SAVE GRAFTECH’S PROXY STATEMENT, AS FILED, AND ANY FURTHER AMENDMENTS, SUPPLEMENTS OR OTHER RELEVANT PROXY SOLICITATION DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV, OR BY CONTACTING D.F. KING & CO., INC. BY TELEPHONE AT THE FOLLOWING NUMBERS: BANKS AND BROKERS CALL COLLECT: (212) 269-5550 AND ALL OTHERS, INCLUDING SHAREHOLDERS, CALL TOLL-FREE: (800) 628-8532.